30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

April 4, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  John J. Harrington, Attorney-Advisor

Re:                             Liberty Media Corporation

Amendment No. 5 to Schedule 14A (File No. 001-33982)

Liberty Media Corporation

Amendment No. 2 to Annual Report on Form 10-K (File No. 001-33982)

Liberty Splitco, Inc.

Amendment No. 4 to Form S-4 (File No. 333-171201)

Dear Mr. Harrington:

We hereby electronically file (i) on behalf of Liberty Media Corporation (“Liberty Media”), under the Securities Exchange Act of 1934, as amended, (a) Amendment No. 5 to its preliminary Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on October 20, 2010 and (b) Amendment No. 2 to its Annual Report on Form 10-K, and (ii) on behalf of Liberty Splitco, Inc. (“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 4 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on December 16, 2010, of which the Proxy Statement/Prospectus forms a part.

Set forth below are responses to the comments contained in your letter to Charles Tanabe, Executive Vice President and General Counsel of Splitco, dated March 25, 2011 (the “Splitco SEC Letter”), regarding the Registration Statement and to the comments contained in your letter to Mr. Tanabe, Executive Vice President and General Counsel of Liberty Media, dated March 25, 2011 (the “Liberty Media SEC Letter” and, together with the Splitco SEC Letter, the “SEC Letters”), regarding Amendment No. 1 to Liberty Media’s Annual Report on Form 10-K filed on March 16, 2011 (the “10-K/A”).  The comments contained in the Liberty Media SEC Letter mirror those contained in the Splitco SEC Letter except for the inclusion of comment 6 in the Splitco SEC Letter.  For your convenience, each of our responses below is preceded by the Staff’s comment as it appeared in the Splitco SEC Letter.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letters.  All section references refer to the corresponding sections of the Proxy Statement/Prospectus or the 10-K/A, as applicable, filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement or 10-K/A, as applicable.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus or the 10-K/A, as applicable.

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Comments Concerning the 10-K/A

Where You Can Find More Information, page 132

Amendment No. 1 to Annual Report on Form 10-K of Liberty Media Incorporated by Reference

Compensation Discussion and Analysis, page 10

Setting Executive Compensation, page 11

1.                                      Comment:  Please provide more information about how the compensation committee uses the reference group information in setting compensation types and amounts and the purpose of its review of this information.  For example, although you note on page 10 that the committee seeks to formulate compensation packages that are “competitive” relative to the reference group, no additional information is provided about what this means.  We also note your acknowledgement on page 15 that equity compensation of your NEOs generally exceeds that of your peer group, but you do not explain why this is the case or how other components of your compensation packages compare to the peer group.  Please revise accordingly.

Response:  We have revised our disclosure on pages 10, 11 and 12 in response to the Staff’s comment.  We also bring the Staff’s attention to the discussion included under “Equity Incentive Compensation” on pages 15 and 16.

Elements of 2010 Executive Compensation, page 12

2.                                      Comment:  We note that the Corporate Performance Component impacts 30% of a participant’s maximum bonus amount.  Although you note that the Corporate Performance Component Rating is based on a review of adjusted OIBDA, revenue and free cash flow, you do not provide any disclosure regarding how that review resulted in the actual Ratings applied in 2010.  Please provide more information about how this component is measured and how the 2010 rating was determined, including disclosure of any material performance targets and performance against such targets.

Response:  We have revised our disclosure on pages 13 and 14 in response to the Staff’s comment.

Grants of Plan-Based Awards, page 25

3.                                      Comment:  We note that you only disclose the actual 2010 performance-based bonus in the “Estimated Future Payouts under Non-equity Incentive Plan Awards” column.  Instead, please revise to disclose the threshold, target and maximum estimated payouts for each named executive officer under the 2010 program.

Response:  We have revised our disclosure contained in the “Grants of Plan-Based Awards” table and accompanying footnotes on page 25 to provide the estimated payouts for each named executive officer under the 2010 program. While we have revised the threshold and maximum estimated payout columns in this table to reflect the minimum and maximum amounts that would have been payable to each named executive officer (assuming certain factors as described in fuller detail in the accompanying footnotes), our 2010 performance bonus program does not establish target payouts for any named executive officer, which we have indicated in our revised disclosure.

4.                                      Comment:  Please explain in an appropriate location how the compensation committee allocates equity awards to the NEOs among the different tracking stocks.

Response:  We have revised our disclosure on pages 15 and 16 and in the lead-in to the “Grants of Plan-Based Awards” table on page 25 in response to the Staff’s comment.

Potential Payments Upon Termination or Change of Control, page 32

5.                                      Comment:  Please revise the heading “Termination After a Change of Control” on page 34 to remove the implication that a termination is required in connection with a change of control in order for the vestings to occur.

Response:  We have revised the heading in response to the Staff’s comment.

Comments Concerning the Registration Statement

Notes to Consolidated Financial Statements, December 31, 2010

Note 6 — Investments in Available-for-Sale Securities and Other Cost Investments, page B-54

6.                                      Comment:  You disclosed that at December 31, 2010, you owned approximately 18% of Live Nation, and subsequent to year-end you have acquired an additional 1% interest and agreed to purchase an additional 5.5 million in shares for $57.7 million.  Please tell us the following with respect to this investment:

•                                          Your basis for accounting for this as an AFS security;

•                                          Your representation on the board of directors;

•                                          Your participation in the policy-making processes;

•                                          Your extent of ownership in relation to the concentration of other shareholders;

•                                          Your expected percentage of ownership after your purchase of the 5.5 million shares in Live Nation.

Response:  As of December 31, 2010, Liberty Media’s ownership interest in the voting securities of Live Nation was approximately 18%.  At that level of ownership, the authoritative guidance presumes that Liberty Media does not have significant influence unless there is evidence to overcome that presumption.  Liberty Media does not believe the evidence suggests it has the ability to exercise significant influence in any other manner (such as representation on the investee’s board of directors, ability to influence policy making decisions, sharing of key personnel or technological or economic dependence).  Therefore, Liberty Media has accounted for its investment in Live Nation as an available for sale security.

Liberty Media currently has the right to nominate two individuals to the Live Nation board of directors.  Live Nation’s board consists of twelve members, two of whom are representatives from Liberty Media’s management team.  Liberty Media does not believe this constitutes significant influence as it represents less than 20% of the board representation and is in line with Liberty Media’s ownership percentage.

Liberty Media’s only ability to influence Live Nation policy-making decisions is through its representation on the board of directors as Liberty Media does not have any separate contractual governance rights.

Based on publicly available information, Liberty Media has the largest individual concentration of share ownership and its shares vote along with the other Live Nation outstanding shares on any issue that comes before a stockholder vote. However, Liberty Media does not believe this fact alone is sufficient to warrant equity method accounting treatment.

In the first quarter of 2011, Liberty Media entered into a subscription agreement to purchase additional shares of Live Nation.  Liberty Media purchased 1.8 million shares immediately under the subscription agreement with the remaining shares (5.5 million) to be purchased being subject to stockholder approval at the annual meeting of Live Nation’s stockholders which shall be held no later than June 30, 2011.  If the current equity structure were to remain constant, the additional purchases of shares, as previously discussed, would result in an approximate 21% ownership interest.  At that point, the authoritative guidance would indicate that Liberty Media is presumed to have significant influence and there would be no sufficient evidence to overcome that presumption.  Thereafter, Liberty Media would expect to apply the equity method of accounting for Live Nation and follow the applicable guidance for changing the method of accounting for investments.

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Liberty Media has authorized us to inform you that it acknowledges:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus;

•                                          staff comments or changes to disclosure in response to staff comments in the Proxy Statement/Prospectus reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement/Prospectus; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Liberty Media has also authorized us to inform you that it will comply with the Staff’s comments relating to the 10-K/A in its future filings.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy